December 14, 1999

Dr.  Wun  C.  Chiou,  Sr.
LinuxOne,  Inc.
1619  Morgan  Court
Mountain  View,  CA.  94093

RE:  Registration Statement for sale of up to 3,000,000 Shares of Common Stock

Dear  Dr.  Chiou:

I have acted as counsel to LinuxOne, Inc. (the "Company") in connection with The offering of up to 3,000,000 of the Company's Common Stock, pursuant to a Form S-1 registration statement, filed with the Securities and Exchange Commission on September 22, 1999 (the "Registration Statement") and related documents. You have requested my opinion as to certain matters in connection with said registration statement.

In my capacity as counsel to the Company, I have examined and am familiar with the originals and/or copies, the authenticity of which has been established to my satisfaction, of all documents, corporate records and other instruments which I have deemed necessary to express the opinions hereinafter set forth.

Based upon my examination and upon consideration of applicable laws, rules and regulations, it is my opinion that the 3,000,000 shares to be issued by the Company will, upon payment for and delivery of the Shares in the manner described in the registration statement, be duly authorized, validly issued, fully paid and non-assessable.

Further, I consent to the use of this opinion as an Exhibit to the registration statement and to the use of my name in such registration statement and prospectus included therein, under the heading "Legal Matters"..

Very  truly  yours,
/s/ Michael  J.  Morrison,  Esq.